UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – New Angola Contract for Seadrill Joint Venture Quenguela Drillship

Hamilton, Bermuda, 14 May 2021 – Seadrill Limited (“Seadrill”) is pleased to announce a new contract has been secured by Sonadrill Holding Ltd (“Sonadrill”), the 50:50 joint venture with an affiliate of Sonangol E.P. (“Sonangol”). Sonadrill has secured a twelve well contract with one option for nine wells and eleven one well options in Angola for the Sonangol Quenguela drillship. Total contract value for the firm portion of the contract is expected to be approximately $131 million (inclusive of mobilization revenue and additional services) with commencement expected in Q1 2022 and running to Q3 2023. The contract is contingent on National Concessionaire approval.

Sonangol Quenguela is the second of two Sonangol-owned drillships to be bareboat chartered into Sonadrill. The drillship is a 7th generation, DP3, dual activity, e-smart ultra-deepwater drillship delivered in 2019, capable of drilling up to 40,000ft wells.

Sonadrill is a joint venture created between Sonangol, owner of Sonangol Libongos and Sonangol Quenguela drillships, and Seadrill, which has extensive drilling expertise both worldwide and in Angola.

A further two Seadrill-owned units are expected to be bareboat chartered into Sonadrill. Seadrill will manage and operate the four units on behalf of Sonadrill.

Seadrill’s Chief Executive Officer, Stuart Jackson commented, “Sonadrill is a strategic partnership in an important deepwater basin. The operational excellence and experience of our team has driven this expansion of the joint venture. Securing the contract for the Sonangol Quenguela drillship is a great achievement, and is testament to the confidence that our partners and clients have in the company and its staff.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTCQX. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 14, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)